December 2, 2021

VIA EDGAR

Mr. Todd Schiffman

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Jupiter Wellness Acquisition Corp.
Registration Statement on Form S-1
Filed November 1, 2021, as amended
File No. 333-260667

Dear Mr. Schiffman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Jupiter Wellness Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on December 6, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, the undersigned expects to distribute approximately 450 copies of the preliminary prospectus dated November 30, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

I-BANKERS SECURITIES, INC.

By: /s/ Shelley Leonard

Name: Shelley Leonard
Title: President